Exhibit 99.5

WESTERN WIND ENERGY CORP.

632 FOSTER AVENUE	TELEPHONE: 604.839.4192
COQUITLAM, BC V3J 2L7	FACSIMILE: 604.939.1292
www.westernwindenergy.com

N E W S   R E L E A S E

February 4, 2008	Toronto Venture Exchange Symbol: “WND”
Issued and Outstanding: 28,823,039

PACIFIC HYDRO PTY. LIMITED APPOINTS LOEWEN ONDAATJE MCCUTCHEON AS ADVISOR

Western  Wind  Energy  Corporation  (“Western  Wind  Energy”)  is  pleased  to  announce  that  Pacific  Hydro Pty. Limited (“Pacific Hydro”) has engaged Loewen Ondaatje McCutcheon Ltd. to act as an  advisor for the purpose of arranging purchasers for the six (6) million common shares of Western  Wind Energy, currently held by Pacific Hydro.

Western  Wind  Energy  is  North  America’s  largest  producer  of  pure  wind  energy.   Western  Wind  Energy  currently  produces  34.5  MW  of  clean  renewable  electrical  energy  from  over  500  wind  turbine  generators  located  in  Tehachapi  (Windridge)  and  San  Gorgonio  Pass  (Palm  Springs),  California with annualized energy output is approximately 75 billion watt hours per year.

Western  Wind  Energy  also  has  over  155  MW  of  expansion  power  sales  agreements  with  the  associated  projects  in  the  late  stages  of  development.  In  addition,  Western  Wind  Energy  has  a  credible pipeline of over 1,300 MW of site locations in the State of California. During the past two  years,  Western  Wind  Energy  has  executed  or  acquired  over  $1  billion  of  power sales  agreements  totaling 155 megawatts from the sale of wind energy electrical generation to two separate utilities.  Western  Wind  Energy  was  the  first  to  execute  a  "wind"  PPA  in  the  State  of  Arizona,  and  in  California, is expanding from management's 27-year continuous operating history in the Tehachapi  Pass.

Western Wind Energy is in the business of acquiring exceptional land sites, capital and technology  for the production of electricity from wind energy.   Western Wind Energy conducts its operations  through  its  wholly  owned  subsidiaries  in  Arizona  and  California.   Management  of  Western  Wind  Energy includes individuals involved in the operations and ownership of utility scale wind energy  facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski

Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or  accuracy of  this news release.

Certain  statements  included  herein  are  "forward-looking  statements"  as  defined  by  the  Private  Securities  Litigation  Reform  Act  of  1995.   Management  cautions  that  forward-looking  statements  are  not  guarantees  and  that  actual  results  could  differ  materially  from  those  expressed  or  implied  in  the  forward-looking  statement.   Important factors that could cause the actual results of operations or financial condition of the  Company  to  differ  include,  but  are  not  necessarily  limited  to,  the  risks  and  uncertainties  discussed  in  documents filed by the Company with the Securities and Exchange Commission.